Via Facsimile and U.S. Mail
Mail Stop 4720

September 9, 2009

Mr. Greg Taylor
Vice President and Chief Financial Officer
Fairfax Financial Holdings Limited
95 Wellington Street West, Suite 800
Toronto, Ontario Canada M5J 2N7

Re: Fairfax Financial Holdings Limited
Form 40-F for the Fiscal Year Ended December 31, 2008
Filed March 6, 2009
File No. 1-31556

Dear Mr. Taylor:

We have reviewed your June 25, 2009 response to our June 11, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Form 40-F for Fiscal Year Ended December 31, 2008

18. Financial Risk Management, page 60

1.   Please refer to prior comments three, four and six. Please revise your disclosure to explain how you revised the financial objectives of your hedging programs given market conditions and the impact of your sales and close out transactions in 2008 in order to effectively manage the Company's future credit risk and market risk.

Exhibit 3

Management's Discussion and Analysis of Financial Condition and Results of Operations

Components of Net Earnings
Net gains on investments, page 111

2. Please refer to prior comments eight and nine. We acknowledge the information provided in your responses, particularly how you employ derivative instruments to mitigate financial risks arising principally from your investment holdings and balances recoverable from reinsurers. The impact of these derivative instruments and related hedged items, as presented in Notes 3 and 4 of your financial statements, appears to have been summarized in Appendix 1 of your response. Please disclose this summarized information in future filings along with an explanation quantifying the effects that the key factors of your hedging programs had on the Company's financial position, results of operations and cash flows as of and for each period presented.

3. You assert in your responses to comments 3, 4 and 7 that it is not possible to "definitively quantify" how your derivative instruments and related hedged items are expected to affect your future financial position, results of operations and cash flows. Please revise your MD&A to describe and quantify the "reasonably likely" future impact of your hedging programs. Otherwise, disclose the risks, data limitations, market uncertainties or other factors that prohibit you from providing his information.

4. Please refer to prior comment 11. We acknowledge the information provided in your response. Please confirm to us that you will incorporate this information in future filings.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Don Abbott, Senior Staff Accountant, at (202) 551-3608, if you have any questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant